Registration No. 333-264388

Filed Pursuant to Rule 433

Dated January 20, 2023

Financial Products Group BMO Capital Markets

NEW ISSUE:

SEC File No. 333-264388 | January 20, 2023

Bank of Montreal's Autocallable Buffer Enhanced Return Notes

Linked to a Basket of Three ETFs

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)
Issue:	ELN-1664
CUSIP:	06374VJV9
Term:	Approximately 1.5 Years

DATES

Offering Period Closes:	January 26, 2023 (at 2 pm NY Time.)
Pricing Date:	On or about January 26, 2023
Settlement Date:	On or about January 31, 2023
Valuation Date:	On or about July 26, 2024
Maturity Date:	On or about July 31, 2024

REFERENCE ASSET

The Reference Asset is an equally weighted basket consisting of the following ETFs (the "Basket" and the underlying ETFs, the "Basket Components"):

Basket Component	Bloomberg Ticker	Weighting Percentage	Underlying Index	Initial Basket Component Level	Closing Basket Component Level
The shares of the SPDR® S&P® Biotech ETF	XBI	33.33%	S&P® Biotechnology Select Industry® Index	With respect to each Basket Component, its closing level on the Pricing Date.	On any trading day during the term of the notes, with respect to each Basket Component, its closing price on such day.
The shares of the iShares Global Clean Energy ETF	ICLN	33.33%	S&P Global Clean Energy Index		
The shares of the First Trust Nasdaq Cybersecurity ETF	CIBR	33.33%	Nasdaq CTA Cybersecurity Index℠		

TERMS

Automatic Redemption: On February 1, 2024, if the Basket Closing Level is greater than its Call Level, the notes will be automatically redeemed. No further amounts will be owed to you under the notes and you will not participate in any positive performance of the Basket.

Payment upon Automatic Redemption: If the notes are automatically redeemed, then, on the corresponding Call Settlement Date, investors will receive their principal amount plus the applicable Call Amount.

Observation Dates, Call Settlement Date and Call Amounts:

Observation Dates	Call Amounts (per Note)	Potential Call Settlement Dates
February 1, 2024	$120.00	February 6, 2024

Payment at Maturity: If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Basket:

If the Final Level of the Basket is greater than or equal to its Initial Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + ($1,000 x Percentage Change x Upside Leverage Factor)

If the Final Level of the Basket is less than its Initial Level, but is not less than its Buffer Level, then investors will, for each $1,000 in principal amount of the notes, receive the principal amount of $1,000 and no additional return.

If the Final Level of the Basket is less than its Buffer Level, then the amount that investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

$1,000 + [$1,000 x (Percentage Change + Buffer Percentage)]

In this case, investors will lose 1% of their principal for each 1% that the Final Level of the Basket declines from its Initial Level in excess of 15.00%. You may lose up to 85.00% of the principal amount of your notes.

Upside Leverage Factor: 150.00%

Buffer Level: 85.00, which is 85% of the Initial Level

Buffer Percentage: 15.00% Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Basket does not decrease by more than 15.00% over the term of the notes. If the Final Level of the Basket is less than its Buffer Level, you will receive less than the principal amount of your notes at maturity and you could lose up to 85.00% of the principal amount of your notes.

Call Level: 100.00% of the Initial Level.

Initial Level: 100.00

Final Level: The Basket Closing Level on the Valuation Date.

Basket Closing Level: On any day, the Basket Closing Level will be calculated as (a) the Initial Level multiplied by (b) the sum of (i) 1 plus (ii) the sum of the products of each Component Change multiplied by its Weighting Percentage.

Percentage Change: The Percentage Change of the Basket, expressed as a percentage, is calculated using the following formula:

(Final Level – Initial Level) / Initial Level

Component Change: With respect to each Basket Component, the quotient, expressed as a percentage, of the following formula:

(Closing Basket Component Level - Initial Basket Component Level) / Initial Basket Component Level

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential for leveraged participation in any upside performance of the Basket, while offering limited downside protection against a slight to moderate decline in the Basket over the term of the notes. As such, the notes may be suitable for investors with a bullish view of the Basket over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see page 3 for additional information about the terms included on this cover page and on page 2, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

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This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated January 18, 2023, the Product Supplement dated September 22, 2022, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

2 Principal at Risk: Investors in these notes could lose a substantial portion of their investment at maturity if there has been a decline in the market value of the Basket and the Final Level of the Basket is less than its Buffer Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Secondary Market: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Selected Risk Considerations: The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to 85% of the principal amount of your notes. If the Final Level of the Basket is less than its Buffer Level, you will lose 1% of the principal amount for each 1% that the Final Level of the Basket is less than its Initial Level in excess of the Buffer Percentage. • Changes in the level of one or more Basket Components may be offset by changes in the level of one or more other Basket Components. • Your notes are subject to automatic early redemption. If the notes are automatically redeemed, your return on the notes is limited to the potential Call Amount regardless of any increase in the level of the Basket. If the notes are not automatically redeemed, your return may be less than if the notes were automatically redeemed and may be negative. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • Owning the notes is not the same as owning shares of the Basket Components or a security directly linked to the Basket or Basket Components. • No delivery of shares of the Basket Components. • You will not have any shareholder rights and will have no right to receive any shares of the Basket Components (or any company included in a Basket Component) at maturity. • Changes that affect an Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. • We have no affiliation with any index sponsor of any Underlying Index and will not be responsible for any index sponsor's actions. • Adjustments to a Basket Component could adversely affect the notes. • We and our affiliates do not have any affiliation with any applicable investment advisor or the any Basket Component Issuer and are not responsible for their public disclosure of information. • The correlation between the performance of a Basket Component and the performance of the applicable Underlying Index may be imperfect. • The Basket Components are subject to management risks. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. • An investment in the notes is subject to risks associated with investing in the biotechnology sector. • An investment in the notes is subject to risks associated with investing in the clean energy sector. • An investment in the notes is subject to risks associated with investing in the cybersecurity sector. • An investment in the notes is subject to risks associated with investing in small - capitalization and mid - capitalization companies. • An investment in the notes is subject to currency exchange risk. • An investment in the notes is subject to risks associated with foreign securities markets. • An investment in the notes is subject to risks associated with emerging markets.

Financial Products Group BMO Capital Markets

Hypothetical Calculations for the Payment at Maturity:

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes

The following table illustrates the hypothetical payments on a note at maturity. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Level of 100.00, a hypothetical Buffer Level of 85.00 (85.00% of the hypothetical initial level), a range of hypothetical Final Levels and the effect on the payment at maturity.
The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically redeemed, the actual cash amount that you will receive at maturity will depend upon the Final Level of the Basket. If the notes are automatically redeemed prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the Call Amount. You may lose some or all of the principal amount at maturity.

These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes.

Hypothetical Final Level of the Basket	Hypothetical Final Level of the Basket Expressed as a Percentage of its Initial Level	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
200.00	200.00%	$2,500.00	150.00%
180.00	180.00%	$2,200.00	120.00%
160.00	160.00%	$1,900.00	90.00%
140.00	140.00%	$1,600.00	60.00%
120.00	120.00%	$1,300.00	30.00%
100.00	100.00%	$1,000.00	0.00%
90.00	90.00%	$1,000.00	0.00%
85.00	85.00%	$1,000.00	0.00%
84.99	84.99%	$999.90	-0.01%
80.00	80.00%	$950.00	-5.00%
60.00	60.00%	$750.00	-25.00%
40.00	40.00%	$550.00	-45.00%
20.00	20.00%	$350.00	-65.00%
0.00	0.00%	$150.00	-85.00%

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Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated January 18, 2023 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated January 18, 2023: https://www.sec.gov/Archives/edgar/data/927971/000121465923000782/r118231fwp.htm • Product Supplement dated September 22, 2022: https://www.sec.gov/Archives/edgar/data/927971/000121465922011396/j922220424b2.htm • Prospectus Supplement dated May 26, 2022 and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 4